
03056968

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

RESIDENTIAL ASSET MORTGAGE PRODUCTS, INC	0001099391
Exact name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, April 25, 2003 GMACM Mortgage Pass-Through Certificates Series 2003-J3	333-86786
	SEC File Number, if available

Electronic Report, Schedule of Registration
Statement of Which the Documents Are a Part
(give period of report)

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
APR 30 2003
THOMSON FINANCIAL


RECEIVED
APR 28 2003
184
WASH, D.C.
SECTION

17134531

IN ACCORDANCE WITH RULE 311 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO AN AUTOMATIC SEC EXEMPTION

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Goldman, Sachs & Co. Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to Rule 311(h) of Regulation S-T.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

RESIDENTIAL ASSET MORTGAGE PRODUCTS, INC.

By: 

Name: Patricia C. Taylor
Title: Vice President

Dated: April 25, 2003

EXHIBIT 99.1
(attached hereto)

GSGM3J3 - Summary

Deal Summary Report

				Assumptions		Balance
Settlement	30-Apr-2003	Prepay	350	PSA		Balance
1st Pay Date	25-May-2003	Default	0	CDR		$300,000,000.00
		Recovery	0	months		
		Severity			0%	

Tranche Name	Rating	Balance	Coupon	Principal Window	Avg Life	Dur
F		185,156,250.00	1.78	05/03 - 02/18	4.105	
S		111,093,750.00	10.36666666	05/03 - 02/18	4.105	
SUB1		3,750,000.00	5	05/03 - 02/18	7.160	

Senior pay rules:
Pay F, S pro rata to zero.

F is A1 and S is A2
this is our final structure but w/ a one line collateral assumption of 300mm, 5.65 wac 178 wam and 1 wala

GSGM3J3

Collateral

WAC	WAM	WAL	Dur
5.64	178		

Dated Date	Notes
25-Apr-03	FLT
25-Apr-03	INV
01-Apr-03	FIX

GSGM3J3 - Dec - F

Date	*1*	*2*	*3*	*4*	*5*
30-Apr-03	100	100	100	100	100
25-Apr-04	96	93	90	88	85
25-Apr-05	91	84	74	67	59
25-Apr-06	86	72	56	45	32
25-Apr-07	81	61	41	29	17
25-Apr-08	75	52	30	19	9
25-Apr-09	69	43	22	12	4
25-Apr-10	63	36	15	7	2
25-Apr-11	56	29	11	5	1
25-Apr-12	49	23	8	3	1
25-Apr-13	42	18	5	2 *	
25-Apr-14	34	13	3	1 *	
25-Apr-15	26	9	2	1 *	
25-Apr-16	17	6	1 *	*	
25-Apr-17	8	2 *	*	*	
25-Apr-18	0	0	0	0	0

WAL	8.46434	5.95451	4.10505	3.30358	2.63002
Principal Wind	May03-Feb18	May03-Feb18	May03-Feb18	May03-Feb18	May03-Feb18
LIBOR_1MO	1.28	1.28	1.28	1.28	1.28
Prepay	0 PSA	150 PSA	350 PSA	500 PSA	700 PSA

GSGM3J3 - Dec - S

Date	1	2	3	4	5
30-Apr-03	100	100	100	100	100
25-Apr-04	96	93	90	88	85
25-Apr-05	91	84	74	67	59
25-Apr-06	86	72	56	45	32
25-Apr-07	81	61	41	29	17
25-Apr-08	75	52	30	19	9
25-Apr-09	69	43	22	12	4
25-Apr-10	63	36	15	7	2
25-Apr-11	56	29	11	5	1
25-Apr-12	49	23	8	3	1
25-Apr-13	42	18	5	2 *	
25-Apr-14	34	13	3	1 *	
25-Apr-15	26	9	2	1 *	
25-Apr-16	17	6	1 *	*	
25-Apr-17	8	2 *	*	*	
25-Apr-18	0	0	0	0	0
WAL	8.46434	5.95451	4.10505	3.30358	2.63002
Principal Wind	May03-Feb18	May03-Feb18	May03-Feb18	May03-Feb18	May03-Feb18
LIBOR_1MO	1.28	1.28	1.28	1.28	1.28
Prepay	0 PSA	150 PSA	350 PSA	500 PSA	700 PSA

GSGM3J3 - Dec - SUB1

Date	*1*	*2*	*3*	*4*	*5*
30-Apr-03	100	100	100	100	100
25-Apr-04	96	96	96	96	96
25-Apr-05	91	91	91	91	91
25-Apr-06	86	86	86	86	86
25-Apr-07	81	81	81	81	81
25-Apr-08	75	75	75	75	75
25-Apr-09	69	67	65	62	59
25-Apr-10	63	59	53	49	43
25-Apr-11	56	50	42	36	28
25-Apr-12	49	41	30	23	16
25-Apr-13	42	31	20	14	8
25-Apr-14	34	23	13	8	4
25-Apr-15	26	16	8	4	2
25-Apr-16	17	10	4	2	1
25-Apr-17	8	4	2	1 *	
25-Apr-18	0	0	0	0	0
WAL	8.46434	7.81489	7.16027	6.78345	6.38542
Principal Wind	May03-Feb18	May03-Feb18	May03-Feb18	May03-Feb18	May03-Feb18
LIBOR_1MO	1.28	1.28	1.28	1.28	1.28
Prepay	0 PSA	150 PSA	350 PSA	500 PSA	700 PSA

GSGM3J3 - Dec - COLLAT

Date	*1*	*2*	*3*	*4*	*5*
30-Apr-03	100	100	100	100	100
25-Apr-04	96	93	91	88	85
25-Apr-05	91	84	74	68	59
25-Apr-06	86	72	56	45	33
25-Apr-07	81	62	41	30	18
25-Apr-08	75	52	30	19	10
25-Apr-09	69	44	22	12	5
25-Apr-10	63	36	16	8	3
25-Apr-11	56	30	11	5	1
25-Apr-12	49	24	8	3	1
25-Apr-13	42	18	5	2 *	
25-Apr-14	34	14	3	1 *	
25-Apr-15	26	9	2	1 *	
25-Apr-16	17	6	1 *	*	
25-Apr-17	8	2 *	*	*	
25-Apr-18	0	0	0	0	0
WAL	8.46434	5.97777	4.14324	3.34707	2.67696
Principal Wind	May03-Feb18	May03-Feb18	May03-Feb18	May03-Feb18	May03-Feb18
LIBOR_1MO	1.28	1.28	1.28	1.28	1.28
Prepay	0 PSA	150 PSA	350 PSA	500 PSA	700 PSA